UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BankGuam Holding Company

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.2083 par value per share

(Title of Class of Securities)

06644A106

(CUSIP Number of Class of Securities)

Symon A. Madrazo

Chief Financial Officer

111 W Chalan Santo Papa

Hagåtña, Guam 96910

(671) 472-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Stephen C. Hinton

Bradley Arant Boult Cummings LLP

1600 Division Street, Suite 700

Nashville, Tennessee 37203

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement (as amended, the “Transaction Statement”) amends and supersedes the Rule 13e-3 Transaction Statement originally filed on April 26, 2022 and amended on June 7, 2022, and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by BankGuam Holding Company, a Guam corporation (the “Company”).

The Company intends to include a proposal for its 2022 Annual Meeting of Shareholders to approve an amendment to the Company’s Articles of Incorporation to effect a 1-for-500 reverse stock split (the “Reverse Stock Split”) of the Company’s Common Stock, $0.2083 par value per share (“Common Stock”). In lieu of issuing fractional shares in connection with the Reverse Stock Split, each shareholder will receive cash in the amount of $14.75 per pre-split share (subject to any applicable U.S. federal, state and local withholding tax) that would result in the issuance of a fractional share. The Company’s Board of Directors (the “Board”) has recommended that the Company’s shareholders approve the Reverse Stock Split to return value to shareholders and to terminate the registration of the Common Stock pursuant to Section 12(g)(4)(a)(2) of the Exchange Act and the Company’s reporting obligations under the Exchange Act (the “Going Private Plan”).

Prior to filing this Transaction Statement, the Company filed the Company’s Definitive Proxy Statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act. The information contained in the Proxy Statement, including all appendices attached thereto, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 which was filed by the Company on March 28, 2022, are hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M–A.

ITEM 1. SUMMARY TERM SHEET.

The material terms of the Reverse Stock Split are as follows:

•	The Reverse Stock Split would effect a 1-for-500 reverse stock split of the shares of Common Stock.

•

In lieu of issuing fractional shares, each shareholder of the Company will receive cash in the amount of $14.75 per pre-split share (subject to any applicable U.S. federal, state and local withholding tax) that would result in the issuance of a fractional share.

•	As a result of the reverse stock split, each shareholder of record of fewer than 500 shares immediately before the effective date will no longer be a shareholder of the Company.

•

The Company expects that as a result of the Reverse Stock Split the number of shareholders holding shares of the Common Stock will be reduced to a number that will permit the Company to terminate the registration of the Common Stock under the Exchange Act.

•	The Company has received a valuation report and fairness opinion from Mercer Capital with respect to the cash consideration to be paid to shareholders in lieu of issuing fractional shares.

•

The Reverse Stock Split remains subject to approval of the Company’s shareholders and the receipt of all necessary regulatory approvals. The Board of Directors may in its discretion abandon the Reverse Stock Split at any time before or after receiving shareholder approval of the Reverse Stock Split.

For a more detailed discussion of the Reverse Stock Split please see the more detailed discussion contained in the Proxy Statement under “Information About the Reverse Stock Split.”

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is BankGuam Holding Company, a Guam corporation (the “Company”), and the address and phone number of its principal executive offices are 111 West Chalan Santo Papa Hagåtña, Guam 96910, (671) 472-5300.

(b) Securities. As of the close of business on May 31, 2022, there were 9,745,309 shares of Common Stock issued and outstanding, excluding shares held by the Company and its subsidiaries.

(c) Trading Market and Price. The information contained in the section of the Proxy Statement entitled “Special Factors–Trading Market and Price; Dividends” is incorporated herein by reference.

(d) Dividends. The information contained in the section of the Proxy Statement entitled “Special Factors–Trading Market and Price; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the filing of this Transaction Statement.

(f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the filing of this Transaction Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

The names of the persons specified in Instruction C to Schedule 13E–3, each of whom is a director or executive officer of the Company, are set forth under the caption “Beneficial Ownership of Common Stock – Executive Officers and Directors” of the Proxy Statement and is incorporated herein by reference. The business address and telephone number of each director and executive officer of the Company is 111 West Chalan Santo Papa Hagåtña, Guam 96910, (671) 472-5300.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

The material terms of the Reverse Stock Split are as follows:

(a)	Material Terms.

(i)	The Reverse Stock Split would effect a 1-for-500 reverse stock split of the shares of Common Stock.

(ii)

In lieu of issuing fractional shares, each shareholder of the Company will receive cash in the amount of $14.75 per pre-split share (subject to any applicable U.S. federal, state and local withholding tax) that would result in the issuance of a fractional share.

(iii)	As a result of the reverse stock split, each shareholder of record of fewer than 500 shares immediately before the effective date will no longer be a shareholder of the Company.

(iv)

The Company expects that as a result of the Reverse Stock Split the number of shareholders holding shares of the Common Stock will be reduced to a number that will permit the Company to terminate the registration of the Common Stock under the Exchange Act.

(v)	The Company has received a valuation report and fairness opinion from Mercer Capital with respect to the cash consideration to be paid to shareholders in lieu of issuing fractional shares.

(vi)

The Reverse Stock Split remains subject to approval of the Company’s shareholders and the receipt of all necessary regulatory approvals. The Board of Directors may in its discretion abandon the Reverse Stock Split at any time before or after receiving shareholder approval of the Reverse Stock Split.

(vii)	The Company intends to effect the Reverse Stock Split promptly upon receiving all required approvals, including shareholder approval.

(b) Purchases. The information contained in the sections of the Proxy Statement entitled “Special Factors – Effects of the Reverse Stock Split – Effects on the Affiliated Remaining Shareholders” and “Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(c) Different Terms. The information contained in the sections of the Proxy Statement entitled “Special Factors – Effects of the Reverse Stock Split – Effects on the Cashed-Out Shareholders,” “ – Effects on the Unaffiliated Remaining Shareholders” and “ – Effects on the Affiliated Remaining Shareholders” is incorporated herein by reference.

(d) Appraisal Rights. No appraisal rights are available.

(e) Provisions for Unaffiliated Security Holders. The information contained in the section of the Proxy Statement entitled “Special Factors – Opinion of Mercer Capital” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in the section of the Proxy Statement entitled “Transactions with Related Persons” is incorporated herein by reference.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the section of the Proxy Statement entitled “Beneficial Ownership of Common Stock – Principal Shareholders” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. Not applicable. The fractional shares of Common Stock being cashed out in connection with the Reverse Stock Split will be cancelled.

(c) Plans. Other than the Reverse Stock Split and the Company’s plan to terminate the registration of the Common Stock under the Exchange Act, the Company does not currently have any plan or proposal to engage in any other transaction outside of the ordinary course of its business (including any merger, reorganization or sale of a material amount of its assets), or to change its management, dividend policy or corporate structure or business.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information contained in the section of the Proxy Statement entitled “Special Factors – Purposes of and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information contained in the section of the Proxy Statement entitled “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information contained in the section of the Proxy Statement entitled “Special Factors – Purposes of and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information contained in the sections of the Proxy Statement entitled “Special Factors – Effects of the Reverse Stock Split” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. None of the Company’s directors dissented or abstained from voting on the Reverse Stock Split. The information contained in the section of the Proxy Statement entitled “Information About the Reverse Stock Split – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the section of the Proxy Statement entitled “Information About the Reverse Stock Split – Fairness of the Reverse Stock Split,” “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Opinion of Mercer Capital” is incorporated herein by reference.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) Unaffiliated Representative. The information contained in the section of the Proxy Statement entitled “Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections of the Proxy Statement entitled “Special Factors – Background of the Reverse Stock Split” and “ – Recommendation of the Board of Directors” is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information contained in the section of the Proxy Statement entitled “Special Factors – Opinion of Mercer Capital” and Appendix B to the Proxy Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections of the Proxy Statement entitled “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Opinion of Mercer Capital” is incorporated herein by reference.

(c) Availability of Documents. The full text of the Opinion of Mercer Capital is attached as Appendix B to the Proxy Statement. Copies of the Opinion of Mercer Capital will be made available for inspection and copying, during ordinary business hours at the Company’s principal executive offices located at 111 West Chalan Santo Papa, Hagåtña, Guam 96910, by any interested shareholder of the Company or any representative of the shareholder designated by the shareholder in writing. Upon written request, the Company will also furnish a copy of the Opinion of Mercer Capital to any interested shareholder of the Company or any representative designated by the shareholder in writing, at the expense of the requesting shareholder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the section of the Proxy Statement entitled “Special Factors – Sources of Funds and Expenses ” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information contained in the section of the Proxy Statement entitled “Questions and Answers About the Reverse Stock Split – What is the total cost of the reverse stock split to the Company?” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section of the Proxy Statement entitled “Beneficial Ownership of Common Stock” is incorporated herein by reference.

(b) Securities Transactions. Neither the Company nor any of its directors or officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Transaction Statement, except as follows:

(i) Keven F. Camacho, a Director and Senior Vice President and Chief Sales Officer of the Company, acquired 437 shares of Common Stock on March 30, 2022 under the Company’s Employee Stock Purchase Plan at a price of $9.69 per share.

(ii) Maria Eugenia H. Leon Guerrero, a Director, Executive Vice President and Chief Operating Officer of the Company, acquired 546 shares of Common Stock on June 8, 2022 at a price of $18.50 per share; and 100 shares of Common Stock on June 10, 2022 at a price of $13.50 per share.

(iii) John S. San Agustin, a Director of the Company, acquired 400 shares of Common Stock on June 6, 2022 at a price of $13.90 per share; and 15 shares of Common Stock on June 13, 2022 at a price of $12.00 per share.

(iv) William D. Leon Guerrero, Chairman of the Board of Directors of the Company, acquired 33 shares of Common Stock on June 13, 2022 at a price of $12.00 per share.

(v) Patricia P. Ada, a Director of the Company, acquired 12 shares of Common Stock on June 13, 2022 at a price of $12.00 per share.

(vi) Mark J. Sablan, a Director of the Company, acquired 119 shares of Common Stock on June 14, 2022 at a price of $14.40 per share.

(vii) Roger P. Crouthamel, a Director and the Secretary of the Company, acquired 100 shares of Common Stock on June 14, 2022 at a price of $13.50 per share; and 43 shares of Common Stock on June 14, 2022 at a price of $14.75 per share.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled “Special Factors – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled “Special Factors – Purposes of and Reasons for the Reverse Stock Split” and “Special Factors – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the section of the Proxy Statement entitled “Additional Information Regarding the Reverse Stock Split – Financial Information,” “Where You Can Find More Information” and the financial statements included in Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2022, as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on April 29, 2022, is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the caption “Additional Information Regarding the Reverse Stock Split – Summary Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information contained in the section of the Proxy Statement entitled “Purposes of the Annual Meeting – Persons Making the Solicitation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information contained in the sections of the Proxy Statement entitled “Purposes of the Annual Meeting – Persons Making the Solicitation” and “Questions and Answers About the Reverse Stock Split – What is the total cost of the reverse stock split to the Company?” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(a) Information Required by Item 402(t) of Regulation S–K. Not applicable.

(b) Other Material Information. The information contained in the Proxy Statement and all appendices attached thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) (1) Definitive Proxy Statement, including all appendices attached thereto, incorporated by reference to the Schedule 14A filed by the Company with the SEC on June 14, 2022.

(2) Annual Report on Form 10-K for the year ended December 31, 2021 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2022), as amended by Amendment No. 1 to Annual Report on Form 10-K/A (incorporated by reference to the Company’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2022).

(b) None.

(c) Opinion of Mercer Capital, dated April 5, 2022 (incorporated by reference to Annex B to the Definitive Proxy Statement of the Company filed with the SEC on June 14, 2022).

(d) Voting Trust Agreement dated November 29, 2013 between certain shareholders of BankGuam Holding Company and Lourdes A. Leon Guerrero, as Trustee (incorporated by reference to Exhibit 9.02 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 17, 2014).*

(e) None.

(f) None.

(g) None.

(h) None.

(i) Calculation of Filing Fee Tables.*

* Previously filed on April 26, 2022 as an exhibit to the Schedule 13E-3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2022

BankGuam Holding Company

/s/ Symon A. Madrazo
Symon A. Madrazo
Chief Financial Officer